FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

__________

AstraZeneca PLC

INDEX TO EXHIBITS

1.       Unaudited Pro Forma Condensed Combined Financial Information

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information gives effect to the merger of AstraZeneca PLC (“AstraZeneca”) and Alexion Pharmaceuticals, Inc. (“Alexion”) whereby Alexion stockholders will receive (i) 2.1243 AstraZeneca ADSs listed on Nasdaq and (ii) $60 in cash for each of their Alexion shares.

The unaudited pro forma condensed combined financial information should be read in conjunction with (i) AstraZeneca’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2020, (ii) AstraZeneca’s unaudited consolidated financial statements and related notes as of and for the three months ended March 31, 2021, (iii) Alexion’s audited consolidated financial statements and related notes as of and for the year ended December 31, 2020 and (iv) Alexion’s unaudited consolidated financial statements and related notes as of and for the three months ended March 31, 2021, together with the accompanying notes to the unaudited pro forma condensed combined financial information.

The merger will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, Business Combinations (“IFRS 3”). IFRS 3 requires that one of the two companies in the merger be designated as the acquirer for accounting purposes based on the evidence available. AstraZeneca will be treated as the acquiring entity for accounting purposes, and accordingly, the Alexion assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The actual fair values will be determined following the closing of the transaction and may vary from these preliminary estimates.

The following unaudited pro forma condensed combined financial information and related notes (the “Pro Forma Financial Information”) are based on the historical consolidated financial statements of AstraZeneca and Alexion, and have been prepared to reflect the merger and the financing arrangements in place at the date of this document. The pro forma adjustments related to the merger and financing include:

•	the issuance of approximately 471 million AstraZeneca ADSs valued (based on AstraZeneca’s closing share price on May 19, 2021) at $26.6 billion and a cash payment of $13.3 billion to Alexion stockholders in respect of Alexion shares;

•	the borrowings comprised of the AstraZeneca bridge facility and take-out facilities, each as further described in Note 4 to the Pro Forma Financial Information;

•	the conversion of Alexion financial information from U.S. GAAP to the AstraZeneca accounting policies in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”); and

•	the impact of preliminary fair value adjustments to the underlying assets and liabilities of Alexion.

The unaudited pro forma adjustments are based upon the best available information and certain assumptions that AstraZeneca believes to be reasonable. No adjustment has been made to reflect the effects arising from a potential refinancing of the AstraZeneca bridge and take-out facilities, however, a hypothetical interest rate sensitivity has been included. There can be no assurance that the final allocation of the purchase price and the fair values will not materially differ from the preliminary amounts reflected in the Pro Forma Financial Information. The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined financial position or results of operations that would have been realized had the merger occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the merger. The Pro Forma Financial Information is based on AstraZeneca’s accounting policies. Further review may identify additional differences between the accounting policies of AstraZeneca and Alexion that, when conformed, could have a material impact on the financial statements of the combined company. The Pro Forma Financial Information does not reflect any adjustment for liabilities or related costs of any integration and similar activities, or benefits, including potential synergies that may be derived in future periods, from the merger.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

	Historical AstraZeneca	Alexion	Transaction accounting adjustments						Total pro forma
	(IFRS)	(IFRS)(2)	PPA(3)		Financing(4)		Other(5)		combined
For the year ended December 31, 2020	$m	$m	$m	Notes	$m	Notes	$m	Notes	$m
Product sales	25,890	6,069	-		-		-		31,959
Collaboration revenue	727	-	-		-		-		727
Total revenue	26,617	6,069	-		-		-		32,686
Cost of sales	(5,299)	(664)	(2,976)	3(vii)	-		(3)	5(iv)	(8,942)
Gross profit	21,318	5,405	(2,976)		-		(3)		23,744
Distribution costs	(399)	(36)	-		-		-		(435)
Research and development expense	(5,991)	(951)	-		-		(17)	5(iv)	(6,959)
Selling, general and administrative costs	(11,294)	(3,829)	(2,112)	3(vi)	-		(352)	5(i), 5(iii), 5(iv)	(17,587)
Other operating income and expense	1,528	(9)	-		-		-		1,519
Operating profit	5,162	580	(5,088)		-		(372)		282
Finance income	87	14	-		-		-		101
Finance expense	(1,306)	(123)	-		(75)	4(iv), 4(v)	-		(1,504)
Share of after tax losses in associates and joint ventures	(27)	-	-		-		-		(27)
Profit/(loss) before tax	3,916	471	(5,088)		(75)		(372)		(1,148)
Taxation	(772)	70	1,026	3(vi), 3(vii)	12	4(v)	21	5(iii)	357
Profit/(loss) for the period	3,144	541	(4,062)		(63)		(351)		(791)

Profit/(loss) attributable to:	-
Owners of the Parent	3,196	541	(4,062)		(63)		(351)		(739)
Non-controlling interests	(52)	-	-		-		-		(52)
Profit/(loss) for the period	3,144	541	(4,062)		(63)		(351)		(791)

Basic earnings/(loss) per share	2.44								(0.48)
Diluted earnings/(loss) per share	2.44								(0.48)

Basic weighted-average shares (millions) (Note 6)	1,312		234	6					1,546
Diluted weighted-average shares (millions) (Note 6)	1,313		242	6					1,555

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

	Historical								Total pro
	AstraZeneca	Alexion	Transaction accounting adjustments						forma
	(IFRS)	(IFRS) (2)	PPA (3)		Financing (4)		Other (5)		combined
For the three months ended March 31, 2021	$m	$m	$m	Notes	$m	Notes	$m	Notes	$m
Product sales	7,257	1,636	-		-		-		8,893
Collaboration revenue	63	1	-		-		-		64
Total revenue	7,320	1,637	-		-		-		8,957
Cost of sales	(1,864)	(153)	(607)	3(vii)	-		(1)	5(iv)	(2,625)
Gross profit	5,456	1,484	(607)		-		(1)		6,332
Distribution costs	(99)	(9)	-		-		-		(108)
Research and development expense	(1,713)	(302)	-		-		(4)	5(iv)	(2,019)
Selling, general and administrative costs	(2,929)	(412)	(538)	3(vi)	-		16	5(i), 5(iv)	(3,863)
Other operating income and expense	1,180	27	-		-		-		1,207
Operating profit	1,895	788	(1,145)		-		11		1,549
Finance income	20	10	-		-		-		30
Finance expense	(303)	(51)	-		(32)	4(iv), 4(v)	-		(386)
Share of after tax losses in associates and joint ventures	(4)	-	-		-		-		(4)
Profit before tax	1,608	747	(1,145)		(32)		11		1,189
Taxation	(46)	(132)	226	3(vi), 3(vii)	6	4(v)	-		54
Profit for the period	1,562	615	(919)		(26)		11		1,243

Profit attributable to:
Owners of the Parent	1,561	615	(919)		(26)		11		1,242
Non-controlling interests	1	-	-		-		-		1
Profit for the period	1,562	615	(919)		(26)		11		1,243

Basic earnings per share	1.19								0.80
Diluted earnings per share	1.18								0.80

Basic weighted-average shares (millions) (Note 6)	1,312		234	6					1,546
Diluted weighted-average shares (millions) (Note 6)	1,319		242	6					1,561

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION

	Historical AstraZeneca	Alexion	Transaction accounting adjustments						Total pro forma
	(IFRS)	(IFRS)(2)	PPA(3)		Financing(4)		Other(5)		combined
As at March 31, 2021	$m	$m	$m	Notes	$m	Notes	$m	Notes	$m
Non-current assets
Property, plant and equipment	8,189	1,089	655	3(iv)	-		-		9,933
Right-of-use assets	660	297	-		-		-		957
Goodwill	11,765	5,111	1,082	3(v)	-		90	5(ii)	18,048
Intangible assets	20,347	4,027	26,846	3(vi)	-		-		51,220
Investments in associates and joint ventures	88	1	-		-		-		89
Other investments	972	137	-		-		-		1,109
Derivative financial instruments	115	-	-		-		-		115
Other receivables	549	201	57	3(vii)	-		-		807
Deferred tax assets	3,506	2,141	(2,123)	3(viii)	-		-		3,524
	46,191	13,004	26,517		-		90		85,802
Current assets
Inventories	4,278	912	3,793	3(vii)	-		-		8,983
Trade and other receivables	6,281	1,976	-		(20)	4(i)	-		8,237
Other investments	129	40	-		-		-		169
Derivative financial instruments	64	41	-		-		-		105
Income tax receivable	347	57	-		-		-		404
Cash and cash equivalents	7,636	3,429	(13,317)	3(ii)	14,139		(190)	5(ii)	11,697
	18,735	6,455	(9,524)		14,119		(190)		29,595
Total assets	64,926	19,459	16,993		14,119		(100)		115,397
Current liabilities
Interest-bearing loans and borrowings	(2,042)	(143)	-		(12,350)	4(ii)	-		(14,535)
Lease liabilities	(216)	(34)	-		-		-		(250)
Trade and other payables	(17,370)	(1,021)	-		-		-		(18,391)
Derivative financial instruments	(16)	(67)	-		-		-		(83)
Provisions	(875)	(71)	-		-		-		(946)
Income tax payable	(994)	(185)	-		-		-		(1,179)
	(21,513)	(1,521)	-		(12,350)		-		(35,384)

	Historical AstraZeneca	Alexion	Transaction accounting adjustments						Total pro forma
	(IFRS)	(IFRS)(2)	PPA(3)		Financing(4)		Other(5)		combined
As at March 31, 2021	$m	$m	$m	Notes	$m	Notes	$m	Notes	$m
Non-current liabilities
Interest-bearing loans and borrowings	(17,410)	(2,378)	-		(1,788)	4(iii)	-		(21,576)
Lease liabilities	(464)	(221)	-		-		-		(685)
Derivative financial instruments	(1)	(33)	-		-		-		(34)
Deferred tax liabilities	(2,823)	(1,620)	(3,275)	3(viii)	-		-		(7,718)
Retirement benefit obligations	(2,545)	(34)	-		-		-		(2,579)
Provisions	(576)	-	-		-		-		(576)
Other payables	(5,148)	(363)	(70)	3(ix)	-		-		(5,581)
	(28,967)	(4,649)	(3,345)		(1,788)		-		(38,749)
Total liabilities	(50,480)	(6,170)	(3,345)		(14,138)		-		(74,133)
Net assets	14,446	13,289	13,648		(19)		(100)		41,264
Equity
Capital and reserves attributable to equity holders of the Company
Share capital	328	-	-		-		-		328
Share premium account	7,976	6,172	20,751		-		-		34,899
Other reserves	2,037	-	-		-		-		2,037
Retained earnings	4,089	7,103	(7,103)		(19)	4(iv)	(100)	5(ii)	3,970
	14,430	13,275	13,648		(19)		(100)		41,234
Non-controlling interests	16	14	-		-		-		30
Total equity	14,446	13,289	13,648		(19)		(100)		41,264

The accompanying notes are an integral part of this unaudited pro forma condensed combined financial information

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Basis of presentation

On December 12, 2020, Alexion, AstraZeneca, AstraZeneca Rare Disease Holdings Inc. (formerly known as Delta Omega Sub Holdings Inc.), a wholly owned subsidiary of AstraZeneca (“Bidco”), Delta Omega Sub Holdings Inc. 1, a direct, wholly owned subsidiary of Bidco (“Merger Sub I”), and Delta Omega Sub Holdings LLC 2, a direct, wholly owned subsidiary of Bidco (“Merger Sub II”), entered into a merger agreement that provides for the acquisition of Alexion by AstraZeneca. On the terms and subject to the conditions set forth in the merger agreement, (1) Merger Sub I will merge with and into Alexion with Alexion surviving the first merger as a wholly owned subsidiary of Bidco, and (2) immediately following the effective time of the first merger, Alexion will merge with and into Merger Sub II with Merger Sub II surviving the second merger as a wholly owned subsidiary of Bidco and an indirect wholly owned subsidiary of AstraZeneca.

Upon the successful completion of the transaction, each share of common stock, par value $0.0001 per share, of Alexion issued and outstanding (other than certain excluded shares as described in the merger agreement) will be converted into the right to receive (1) 2.1243 AstraZeneca ADSs and (2) $60 in cash, without interest.

In connection with entry into the merger agreement, on December 12, 2020, AstraZeneca and certain of its subsidiaries entered into a bridge facility agreement with Morgan Stanley Bank International Limited, J.P. Morgan Securities plc and Goldman Sachs Bank USA, respectively, to finance up to $17.5 billion of the (i) cash consideration in connection with the transaction, (ii) repayment of certain existing indebtedness of Alexion or its subsidiaries and (iii) fees and expenses in connection with the foregoing. On December 24, 2020, the bridge facility was successfully syndicated to a number of large, well regarded international banks and $5 billion of the bridge facility was cancelled and refinanced with new credit facilities made available by the bridge commitment parties.

AstraZeneca intends to refinance the remaining $12.5 billion available under the bridge facility through a combination of debt-capital market issuances and business cash flows.

In connection with the transaction, Alexion equity awards will be treated as follows:

Alexion Stock Options: Each stock option, whether or not vested, shall be cancelled in consideration for the right to receive the merger consideration, with respect to each net option share subject to such Alexion Stock Option immediately prior to the closing of the transaction. The number of net option shares with respect to each Alexion Stock Option will be determined by dividing the spread, or “in-the-money” value of such option by the value of the merger consideration.

Alexion Restricted Stock Units: If an Alexion RSU Award is held by a non-employee director of Alexion, it will automatically become fully vested and cancelled and converted into the right to receive the merger consideration, with respect to each Alexion share subject to such Alexion RSU Award (or portion thereof) immediately prior to the closing of the transaction. Each other Alexion RSU Award will be assumed by AstraZeneca and will be converted into such number of equivalent AstraZeneca restricted stock unit awards as calculated under the merger agreement, based on the exchange ratio in the transaction (factoring in the cash consideration payable in the transaction).

Alexion Performance Stock Units: Each Alexion PSU Award will be assumed by AstraZeneca and will be converted into such number of AstraZeneca restricted stock unit awards as calculated under the merger agreement, based on the exchange ratio in the transaction (factoring in the cash consideration payable in the transaction). For these purposes, the applicable performance goals will be deemed to be achieved at the greater of the target level and the actual level of achievement at closing, subject to a limit of 175% of target for Alexion PSU Awards granted in 2019 and 150% of target for Alexion PSU awards granted in 2020. The converted restricted stock unit awards held by any continuing employee who remains employed through the first anniversary of the closing of the transaction that are otherwise scheduled to vest on or before the second anniversary of the closing of the transaction will be accelerated so that they vest on the first anniversary of closing of the transaction.

The Pro Forma Financial Information set forth herein is based upon AstraZeneca’s consolidated financial statements and Alexion’s consolidated financial statements. The Pro Forma Financial Information has been prepared to illustrate the effects of the transaction, including the financing structure established to fund the transaction, as if it had occurred on January 1, 2020 in respect of the Pro Forma condensed combined income statement for the year ended December 31, 2020 and the Pro Forma condensed combined income statement for the three months ended March 31, 2021 (referred to in this section of this document as the Pro Forma Income Statement for the year ended December 31, 2020 and the Pro Forma Income Statement for the three months ended March 31, 2021, respectively), and as if it had occurred on March 31, 2021 in respect of the unaudited pro forma condensed combined statement of financial position (referred to in this section of this document as the Pro Forma Balance Sheet). The Pro Forma Financial Information is presented for informational purposes only and is not necessarily indicative of the combined company’s financial position or results of operations that would have been realized had the transaction occurred as of the dates indicated, nor is it meant to be indicative of any anticipated combined financial position or future results of operations that the combined company will experience after the completion of the transaction.

The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS under IFRS 3, which requires that one of the two companies in the transaction be designated as the acquirer for accounting purposes based on the evidence available. AstraZeneca will be treated as the accounting acquirer, and accordingly, the Alexion assets acquired and liabilities assumed have been adjusted based on preliminary estimates of fair value. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The detailed valuation studies necessary to arrive at required estimates of fair values of the assets acquired and liabilities assumed from Alexion in the transaction have not been completed. The actual fair values will be determined upon the completion of the transaction and may vary materially from these preliminary estimates.

AstraZeneca’s consolidated financial statements were prepared in accordance with IFRS. Alexion’s consolidated financial statements were prepared in accordance with U.S. GAAP. The Pro Forma Financial Information includes adjustments to convert the financial information of Alexion from U.S. GAAP to IFRS as well as reclassifications to conform Alexion’s historical accounting presentation to AstraZeneca’s accounting presentation.

The estimated income tax impacts of the pre-tax adjustments that are reflected in the Pro Forma Financial Information are calculated using an estimated blended statutory rate, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The estimated blended statutory rate and the effective tax rate of the combined company could be significantly different depending on the post-transaction activities and geographical mix of profit before taxes.

Note 2. Adjustments to Alexion’s consolidated financial statements

The tables below illustrate the impact of adjustments made to Alexion’s consolidated financial statements in order to present them on a basis consistent with AstraZeneca’s accounting policies under IFRS. The adjustments have been prepared as if Alexion had always applied IFRS. These adjustments reflect AstraZeneca’s best estimates based upon the information currently available to AstraZeneca and could be subject to change once more detailed information is obtained.

Unaudited adjusted Alexion consolidated statement of operations for the year ended December 31, 2020

		Reclassifications and US GAAP to IFRS adjustments
Note 2 references	Alexion (US GAAP)	Reclassifications 1	Capitalized R&D 2	Leases 3	Financial instruments 4	Other 5	Deferred tax 6	Adjusted Alexion (IFRS)
For the year ended December 31, 2020	$m	$m	$m	$m	$m	$m	$m	$m
Product sales	6,069	-	-	-	-	-	-	6,069
Other revenue	1	(1)	-	-	-	-	-	-
Total revenue	6,070	(1)	-	-	-	-	-	6,069
Cost of sales	(554)	(110)	-	-	-	-	-	(664)
Gross profit	5,516	(111)	-	-	-	-	-	5,405
Distribution costs	-	(36)	-	-	-	-	-	(36)
Research and development expense	(1,003)	93	(41)	-	-	-	-	(951)
Selling, general and administrative costs	(1,400)	(2,430)	-	5	-	(4)	-	(3,829)
Amortization of purchased intangible assets	(254)	254	-	-	-	-	-	-
Change in fair value of contingent consideration	(61)	61	-	-	-	-	-	-
Acquisition-related costs	(118)	118	-	-	-	-	-	-
Restructuring expenses	(10)	10	-	-	-	-	-	-
Impairment of intangible assets	(2,053)	2,053	-	-	-	-	-	-
Gain on sale of assets	15	(15)	-	-	-	-	-	-
Other operating income and expense	-	(9)	-	-	-	-	-	(9)
Operating profit	632	(12)	(41)	5	-	(4)	-	580
Investment income, net	45	(45)	-	-	-	-	-	-
Interest expense	(105)	105	-	-	-	-	-	-
Other income and (expense)	(3)	3	-	-	-	-	-	-
Finance income	-	66	-	-	(52)	-	-	14
Finance expense	-	(112)	-	(7)	(4)	-	-	(123)
Profit before tax	569	5	(41)	(2)	(56)	(4)	-	471
Taxation	34	(5)	9	1	13	3	15	70
Profit for the period	603	-	(32)	(1)	(43)	(1)	15	541

Unaudited adjusted Alexion consolidated statement of operations for the three months ended March 31, 2021

		Reclassifications and US GAAP to IFRS adjustments
	Alexion (US GAAP)	Reclassifications	Capitalized R&D	Leases	Financial instruments	Other	Deferred tax	Adjusted Alexion (IFRS)
Note references	2a	2b	2c	2d	2e	2f	2g
For the three months ended March 31, 2021	$m	$m	$m	$m	$m	$m	$m	$m
Product sales	1,636	-	-	-	-	-	-	1,636
Other revenue	1	(1)	-	-	-	-	-	-
Collaboration revenue	-	1	-	-	-	-	-	1
Total revenue	1,637	-	-	-	-	-	-	1,637
Cost of sales	(126)	(27)	-	-	-	-	-	(153)
Gross profit	1,511	(27)	-	-	-	-	-	1,484
Distribution costs	-	(9)	-	-	-	-	-	(9)
Research and development expense	(289)	(13)	-	-	-	-	-	(302)
Selling, general and administrative costs	(343)	(60)	-	1	-	(10)	-	(412)
Acquired in-process research and development	(193)	193	-	-	-	-	-	-
Amortization of purchased intangible assets	(54)	54	-	-	-	-	-	-
Change in fair value of contingent consideration	(9)	9	-	-	-	-	-	-
Acquisition-related costs	(13)	13	-	-	-	-	-	-
Restructuring expenses	1	(1)	-	-	-	-	-	-
Gain on sale of assets	24	(24)	-	-	-	-	-	-
Other operating income and expense	-	27	-	-	-	-	-	27
Operating profit	635	162	-	1	-	(10)	-	788
Investment income, net	(7)	7	-	-	-	-	-	-
Interest expense	(27)	27	-	-	-	-	-	-
Other income and (expense)	1	(1)	-	-	-	-	-	-
Finance income	-	-	-	-	10	-	-	10
Finance expense	-	(48)	-	(2)	(1)	-	-	(51)
Profit before tax	602	147	-	(1)	9	(10)	-	747
Taxation	(113)	-	-	-	(2)	2	(19)	(132)
Profit for the period	489	147	-	(1)	7	(8)	(19)	615
Net loss attributable to non-controlling interest	147	(147)	-	-	-	-	-	-
Net income attributable to Alexion	636	-	-	(1)	7	(8)	(19)	615

Note 2. Adjustments to Alexion’s consolidated financial statements (continued)

Unaudited adjusted Alexion consolidated balance sheet as at March 31, 2021

		Reclassifications and US GAAP to IFRS adjustments
	Alexion (US GAAP)	Reclassifications	Capitalized R&D	Leases	Financial instruments	Other	Deferred Tax	Adjusted Alexion (IFRS)
Note 2 references	2a	2b	2c	2d	2e	2f	2g
As at March, 31 2021	$m	$m	$m	$m	$m	$m	$m	$m
Non-current assets
Property, plant and equipment, net	1,245	(156)	-	-	-	-	-	1,089
Intangible assets	3,048	53	926	-	-	-	-	4,027
Right-of-use assets	217	103	-	(23)	-	-	-	297
Other assets	447	(447)	-	-	-	-	-	-
Goodwill	5,100	-	-	-	-	11	-	5,111
Investments in associates and joint ventures	-	1	-	-	-	-	-	1
Other investments	-	137	-	-	-	-	-	137
Other receivables	-	201	-	-	-	-	-	201
Deferred tax assets	2,141	-	-	-	-	-	-	2,141
	12,198	(108)	926	(23)	-	11	-	13,004
Current assets
Marketable securities	40	(40)	-	-	-	-	-	-
Trade accounts receivable, net	1,473	(1,473)	-	-	-	-	-	-
Prepaid expenses and other current assets	706	(706)	-	-	-	-	-	-
Inventories	804	108	-	-	-	-	-	912
Trade and other receivables	-	2,081	3	-	-	-	(108)	1,976
Other investments	-	40	-	-	-	-	-	40
Derivative financial instruments	-	41	-	-	-	-	-	41
Income tax receivable	-	57	-	-	-	-	-	57
Cash and cash equivalents	3,429	-	-	-	-	-	-	3,429
	6,452	108	3	-	-	-	(108)	6,455
Total assets	18,650	-	929	(23)	-	11	(108)	19,459
Current liabilities
Accounts payable	(125)	125	-	-	-	-	-	-
Accrued expenses	(911)	911	-	-	-	-	-	-
Current portion of long term debt	(143)	143	-	-	-	-	-	-
Current portion of contingent consideration	(120)	120	-	-	-	-	-	-
Other current liabilities	(127)	127	-	-	-	-	-	-
Interest-bearing loans and borrowings	-	(143)	-	-	-	-	-	(143)
Lease liabilities	-	(34)	-	-	-	-	-	(34)
Trade and other payables	-	(1,024)	3	-	-	-	-	(1,021)
Derivative financial instruments	-	(67)	-	-	-	-	-	(67)
Provisions	-	(71)	-	-	-	-	-	(71)
Income tax payable	-	(185)	-	-	-	-	-	(185)
	(1,426)	(98)	3	-	-	-	-	(1,521)

		Reclassifications and US GAAP to IFRS adjustments
	Alexion (US GAAP)	Reclassifications	Capitalized R&D	Leases	Financial instruments	Other	Deferred Tax	Adjusted Alexion (IFRS)
Note 2 references	2a	2b	2c	2d	2e	2f	2g
As at March 31, 2021	$m	$m	$m	$m	$m	$m	$m	$m
Non-current liabilities
Long term debt, less current portion	(2,389)	2,389	-	-	-	-	-	-
Contingent consideration	(304)	304	-	-	-	-	-	-
Non-current operating lease liabilities	(171)	171	-	-	-	-	-	-
Other liabilities	(290)	290	-	-	-	-	-	-
Interest bearing loans and borrowings	-	(2,389)	-	-	11	-	-	(2,378)
Lease liabilities	-	(237)	-	16	-	-	-	(221)
Deferred tax liabilities	(1,639)	-	(126)	2	(2)	2	143	(1,620)
Derivative financial instruments	-	(33)	-	-	-	-	-	(33)
Retirement benefit obligations	-	(34)	-	-	-	-	-	(34)
Other payables	-	(363)	-	-	-	-	-	(363)
	(4,793)	98	(126)	18	9	2	143	(4,649)
Total liabilities	(6,219)	-	(123)	18	9	2	143	(6,170)
Net assets	12,431	-	806	(5)	9	13	35	13,289

Equity
Additional paid-in capital	9,243	(9,243)	-	-	-	-	-	-
Treasury stock, at cost	(2,621)	2,621	-	-	-	-	-	-
Accumulated other comprehensive loss	(85)	85	-	-	-	-	-	-
Share premium account	-	6,172	-	-	-	-	-	6,172
Non-controlling interests	14	-	-	-	-	-	-	14
Retained earnings	5,880	365	806	(5)	9	13	35	7,103
Total equity	12,431	-	806	(5)	9	13	35	13,289

Note 2. Adjustments to Alexion’s consolidated financial statements (continued)

1)	The classification of certain items presented by Alexion under U.S. GAAP has been modified in order to align with the presentation used by AstraZeneca under IFRS. All amounts are rounded to the nearest million, which explains any immaterial difference which arises between the pre- and post-reclassified amounts.

Modifications to Alexion’s historical consolidated statement of operations presentation include:

•	Separate presentation of components of “other revenue” in “collaboration revenue” ($1 million) in the three months ended March 31, 2021;

•	Separate presentation of components of “research and development” ($1,003 million in the year ended December 31, 2020 and $289 million in the three months ended March 31, 2021) in “research and development expense” ($898 million in the year ended December 31, 2020 and $256 million in the three months ended March 31, 2021), “distribution costs” ($10 million in the year ended December 31, 2020 and $3 million in the three months ended March 31, 2021) and “cost of sales” ($95 million in the year ended December 31, 2020 and $30 million in the three months ended March 31, 2021);

•	Separate presentation of components of “selling, general and administrative” ($1,400 million in the year ended December 31, 2020 and $343 million in the three months ended March 31, 2021) in “selling, general and administrative costs” ($1,368 million in the year ended December 31, 2020 and $337 million in the three months ended March 31, 2021), “distribution costs” ($26 million in the year ended December 31, 2020 and $6 million in the three months ended March 31, 2021), “cost of sales” ($1 million in the year ended December 31, 2020) and “taxation” ($5 million in the year ended December 31, 2020);

•	Presentation of components of “Acquired in-process research and development” ($193 million) and “Net loss attributable to non-controlling interests” ($147 million) in “Research and development expense” ($46 million) in the three months ended March 31, 2021;

•	Presentation of “amortization of purchased intangible assets” ($254 million in the year ended December 31, 2020 and $54 million in the three months ended March 31, 2021) in “selling, general and administrative costs” ($254 million in the year ended December 31, 2020 and $54 million in the three months ended March 31, 2021);

•	Separate presentation of components of “change in fair value of contingent consideration” ($61 million in the year ended December 31, 2020 and $9 million in the three months ended March 31, 2021) in “selling, general and administrative costs” ($40 million in the year ended December 31, 2020) and “finance expense” ($21 million in the year ended December 31, 2020 and $9 million in the three months ended March 31, 2021);

•	Presentation of “acquisition-related costs” ($118 million in the year ended December 31, 2020 and $13 million in the three months ended March 31, 2021) in “selling, general and administrative costs” ($118 million in the year ended December 31, 2020 and $13 million in the three months ended March 31, 2021);

•	Separate presentation of components of “restructuring expenses” ($10 million in the year ended December 31, 2020 and $1 million in the three months ended March 31, 2021) in “research and development expense” ($1 million in the year ended December 31, 2020) and “selling, general and administrative costs” ($9 million in the year ended December 31, 2020 and $1 million in the three months ended March 31, 2021);

•	Separate presentation of components of “impairment of intangible assets” ($2,053 million in the year ended December 31, 2020) in “selling, general and administrative costs” ($2,042 million in the year ended December 31, 2020) and “research and development expense” ($11 million in the year ended December 31, 2020);

•	Presentation of “gain on sale of asset” ($15 million in the year ended December 31, 2020 and $24 million in the three months ended March 31, 2021) in “other operating income and expense” ($15 million in the year ended December 31, 2020 and $24 million in the three months ended March 31, 2021);

•	Presentation of “investment income, net” ($45 million in the year ended December 31, 2020 and $(7) million in the three months ended March 31, 2021) in “finance income” ($66 million in the year ended December 31, 2020), “finance expense” ($(8) million in the three months ended March 31, 2021) and “other operating income and expense” ($(21) million in the year ended December 31, 2020 and $1 million in the three months ended March 31, 2021);

•	Separate presentation of components of “other income and (expense)” ($(3) million in the year ended December 31, 2020 and $1 million in the three months ended March 31, 2021) in “finance expense” ($14 million in the year ended December 31, 2020 and $(4) million in the three months ended March 31, 2021), “other operating income and expense” ($(3) million in the year ended December 31, 2020 and $1 million in the three months ended March 31, 2021) and “cost of sales” ($(14) million in the year ended December 31, 2020 and $4 million in the three months ended March 31, 2021); and

•	Presentation of “interest expense” ($105 million in the year ended December 31, 2020 and $27 million in the three months ended March 31, 2021) in “finance expense” ($105 million in the year ended December 31, 2020 and $27 million in the three months ended March 31, 2021).

Modifications to Alexion’s historical consolidated balance sheet presentation include:

•	Presentation of “marketable securities” ($40 million) in “other investments” (current) ($40 million);

•	Separate presentation of components of “property, plant and equipment” ($1,245 million) within “right-of-use assets” ($103 million), “intangible assets” ($53 million) and “property, plant and equipment” ($1,089 million);

•	Separate presentation of components of “other assets” (non-current) ($447 million) within “other investments” (non-current) ($137 million), “inventories” ($108 million), “other receivables” ($201 million) and “investments in associates and joint ventures” ($1 million);

•	Presentation of “trade and other receivables, net” ($1,473 million) in “trade and other receivables” ($1,473 million);

•	Separate presentation of components of “prepaid expenses and other current assets” ($706 million) within “income tax receivable” ($57 million), “derivative financial instruments” (current) ($41 million) and “trade and other receivables” ($608 million);

•	Presentation of “current portion of long-term debt” ($143 million) within “interest-bearing loans and borrowings” (current) ($143 million);

•	Presentation of “current portion of contingent consideration” ($120 million) in “trade and other payables” ($120 million);

•	Separate presentation of components of “accrued expenses” ($911 million) in “provisions” (current) ($71 million), “income tax payable” ($86 million) and “trade and other payables” ($754 million);

•	Presentation of “accounts payable” ($125 million) in “trade and other payables” ($125 million);

•	Separate presentation of components of “other current liabilities” ($127 million) within “lease liabilities” (current) ($34 million), “derivative financial instruments” (current) ($67 million) and “trade and other payables” ($26 million);

•	Separate presentation of components of “contingent consideration” (non-current) ($304 million) in “other payables” ($304 million);

•	Presentation of “noncurrent operating lease liabilities” ($171 million) in “lease liabilities” (non-current) ($171 million);

•	Presentation of “long-term debt, less current portion” ($2,389 million) within “interest-bearing loans and borrowings” (non-current) ($2,389 million);

•	Separate presentation of non-current “other liabilities” ($290 million) within “lease liabilities” (non-current) ($66 million), “derivative finance instruments” (non-current) ($33 million), “retirement benefit obligations” ($34 million), “income tax payable” ($98 million) and “other payables” ($59 million);

•	Separate presentation of “additional paid-in capital” ($9,243 million) within “share premium account” ($6,172 million) and “retained earnings” ($3,071 million);

•	Presentation of “treasury stock, at cost” ($2,621 million) within “retained earnings” ($2,621 million); and

•	Presentation of “accumulated other comprehensive loss” ($85 million) in “retained earnings” ($85 million).

2)	Capitalized R&D

Under U.S. GAAP, costs incurred to acquire intellectual property (e.g. patents, licenses and development and commercial rights to product candidates) and in-process research and development (“IPR&D”) assets were charged to the statement of operations by Alexion. Under IFRS, such costs would be capitalized as intangible assets, or recorded as prepaid R&D. Milestones payable would only be accrued once the relevant performance condition has been satisfied. Intangible assets in development are not amortized but tested for impairment annually.

As a result, additional intangible assets of $926 million, prepaid R&D of $3 million and reversal of accrued milestones of $3 million have been recorded in the balance sheet at March 31, 2021, with an associated historical deferred tax liability of $126 million. In the statement of operations, there is a charge to Research and Development expense of $41 million for the year ended December 31, 2020, and an income tax benefit of $9 million for the year ended December 31, 2020.

3)	Leases

Under U.S. GAAP, Right of Use (“ROU”) assets under operating leases are amortized to a schedule based on the difference between the operating lease expense and the interest accretion amount, and Alexion presents the combined operating lease expense (inclusive of the interest accretion portion) within selling, general and administrative costs. Further, Alexion did not separate the lease and non-lease components upon transition to ASC 842, Leases, with the exception of Contract Manufacturing Organization contracts. Under IFRS, a straight line basis is used, amortizing over the shorter of the term of the lease or useful economic life of the underlying asset and AstraZeneca would present the interest accretion portion for all leases within finance expense. AstraZeneca would separate all lease and non-lease components upon transition to IFRS 16, Leases.

As a result, ROU assets of $23 million and lease liabilities of $16 million have been derecognized in the balance sheet at March 31, 2021, along with the related impact to deferred tax liabilities of $2 million. The statement of operations reflects a $5 million reduction in selling, general and administrative costs for the year ended December 31, 2020 and a $1 million reduction in selling, general and administrative costs for the three months ended March 31, 2021, a $7 million increase to finance costs for the year ended December 31, 2020 and a $2 million increase to finance costs for the three months ended March 31, 2021 and a related tax benefit of $1 million for the year ended December 31, 2020 and a $nil related tax benefit for the three months ended March 31, 2021.

4)	Financial Instruments

Under U.S. GAAP, when there is a debt modification event, no gain/loss is recognized. Rather, a new effective interest rate is established based on the carrying value of the debt and the revised cash flows. Under IFRS, a gain/loss is recognized immediately. Under U.S. GAAP, investments in equity securities are measured at fair value through profit and loss, while under IFRS, AstraZeneca would measure them at fair value through other comprehensive income. There is no measurement difference on the balance sheet carrying value.

As a result, in relation to Alexion’s debt modification in 2018, the carrying value at March 31, 2021 has been reduced by $11 million, with an associated deferred tax adjustment of $2 million, and an additional finance expense of $4 million has been recognized in the year ended December 31, 2020 ($1 million in the three months ended March 31, 2021), with a related tax benefit of $1 million for the year ended December 31, 2020 and a $nil related tax benefit for the three months ended March 31, 2021. In relation to the investment in equity securities, net gains of $52 million, less the related tax impact of $12 million, have been reclassified to other comprehensive income for the year ended December 31, 2020 (a net loss of $10 million less the related tax impact of $2 million for the three months ended March 31, 2021).

5)	Other

Under U.S. GAAP, Alexion elected to apply the straight line approach for graded vesting when measuring share-based payment replacement awards. Under IFRS, AstraZeneca would use the graded vesting method, resulting in a higher proportion of cost being allocated to the earlier years. For replacement awards in a business combination, this would result in more goodwill and less acquisition related costs.

As a result, $15 million of additional selling, general and administrative costs along with the related tax adjustment of $3 million are included in the statement of operations for the year ended December 31, 2020 ($10 million of additional selling, general and administrative costs less the related tax adjustment of $2 million are included in the statement of operations for the three months ended March 31, 2021) and an associated adjustment of $2 million to the deferred tax liability at March, 31 2021. In addition, an $11 million increase in goodwill has been recorded in the balance sheet at March 31, 2021 with an equal reduction in acquisition related costs in the statement of operations, which is presented within selling, general and administrative costs.

6)	Deferred tax

(i) Year ended December 31, 2020

Under U.S. GAAP, Alexion deferred the current tax on the intercompany transfer of inventory, which was booked at the seller’s rate, with no deferred tax impact being booked. Under IFRS, the current tax impact is recorded in the statement of operations (also at the seller’s rate) with a corresponding deferred tax asset recorded at the buyer’s rate.

Under US GAAP, Alexion measured deferred tax on stock based compensation based on the related statement of operations expense as it accrued. Under IFRS, AstraZeneca would measure the deferred tax asset based on the estimated future tax deduction by reference to the share price at the balance sheet date. Where this estimate exceeds the associated cumulative statement of operations expense, the excess is recognized directly in equity.

The net impact of these changes in accounting treatment result in a credit to the statement of operations of $15 million.

(ii) Three months ended March 31, 2021

Under U.S. GAAP, Alexion has calculated the interim tax provision by applying the estimated annual worldwide effective tax rate for the group to the group’s worldwide consolidated interim pre-tax profits. A similar methodology is required to calculate the interim tax provision under IFRS, but, to the extent practicable, a separate estimated average annual effective income tax rate is determined for each taxing jurisdiction and applied individually to the interim pre-tax profits of each jurisdiction.

The net impact of this is a debit to the income statement of $19 million. The primary reason for the increase in the tax charge is due a higher tax rate being applied to the group’s unrealized profit in inventory.

In the balance sheet, net U.S. deferred tax liabilities are reduced by $143 million and trade and other receivables are reduced by $108 million.

Note 3. Preliminary purchase consideration and allocation

The transaction will be accounted for as a business combination using the acquisition method of accounting in accordance with IFRS. Under this method, the Alexion assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. In accordance with IFRS, AstraZeneca measures fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The final fair values will be determined upon the completion of the transaction and may vary materially from these estimates.

The estimated purchase consideration is calculated as follows (all amounts in $ millions except share amounts):

Alexion shares outstanding as of May 19, 2021	221,675,313
Net share options	271,214
Total shares outstanding	221,946,527
Exchange ratio	2.1243
Total AstraZeneca ADSs to be issued to Alexion shareholders	471,481,007
AstraZeneca ADS share price as of May 19, 2021	56.34
Equity consideration	26,563
Consideration related to RSUs/PSUs vesting before March 31, 2021	374	(iii)
Total equity consideration	26,937	(i)
Cash consideration	13,317	(ii)
Total purchase consideration	40,254

(i)	The total share consideration for each share of Alexion common stock was estimated using the closing price of AstraZeneca ADSs on Nasdaq as of May 19, 2021, and the number of shares outstanding as of May 19, 2021, which was the last practicable date prior to the issuance of this Pro Forma Financial Information. The proportion of the Alexion RSUs and PSUs vesting prior to March 31, 2021, were also included within the total share consideration. The actual purchase consideration will be determined upon the completion of the transaction. A hypothetical 5% change in the price of AstraZeneca ADSs, all other factors remaining constant, would result in a corresponding increase or decrease in the total purchase consideration of $1.3 billion.

(ii)	The total cash consideration was estimated using the shares of Alexion common stock outstanding as of May 19, 2021, and the $60 due to Alexion shareholders for each share of Alexion common stock.

(iii)	The portion of the fair value of Alexion’s equity awards attributable to pre-combination service that will be assumed by AstraZeneca upon completion of the transaction amounts to $374 million. The incremental annual stock-based compensation expense resulting from the step up to fair value of Alexion’s share-based compensation instruments, which will be replaced with AstraZeneca instruments upon consummation of the transaction is set out in note 5(iv).

The preliminary allocation of purchase consideration to estimated fair value of acquired assets and liabilities is as follows:

(in $ millions)

Estimated fair values of assets acquired and liabilities assumed
Property, plant and equipment	1,744	(iv)
Goodwill	6,193	(v)
Intangible assets	30,873	(vi)
Inventory	4,705	(vii)
Cash and cash equivalents	3,429
Interest bearing loans and borrowings	(2,521)
Deferred tax assets/liabilities	(4,877	)(viii)
Contingent liabilities	(70	)(ix)
Other assets/liabilities	778
Total allocation	40,254

Except as discussed below, the carrying value of Alexion’s assets and liabilities are considered to approximate their fair values.

(iv)	The estimated fair value of property, plant and equipment (“PPE”) is $1,744 million (including the $567 million process performance qualification (“PPQ”) adjustment in note (vii) below), which represents an uplift of $655 million. The PPE was valued based on a Cost Approach, specifically the Replacement Cost New (“RCN”) method using an indirect cost approach. The RCN of the assets has been calculated by indexing the historical cost as listed in the fixed asset register as at March 31, 2021, while adjusting for depreciation. The fair value uplift is split by $567 million in relation to PPQ, $59 million related to assets in use and $29 million related to assets under construction. However, the fair valuation was based on certain assumptions and limited information, and therefore the final amounts may differ materially from these estimates.

(v)	The goodwill balance arising from the merger is estimated to be $6,193 million, which represents a net adjustment of $1,082 million. The goodwill has been calculated as the excess of the purchase consideration of $40,254 million over the fair value of the net assets acquired of $34,061 million.

(vi)	The estimated fair value of Alexion’s intangible assets is estimated to be $30,873 million, or a net increase of $26,846 million compared to a carrying value of $4,027 million. The primary intangible assets include product rights and IPR&D, for which the fair value estimates of identifiable intangible assets have been determined using the income approach. Software of $53 million is held at book value. The assumptions used by AstraZeneca to arrive at the estimated fair value of the identifiable intangible assets have been derived primarily from public information and information provided by AstraZeneca and Alexion. However, a detailed analysis has not been completed and actual results may differ materially from these estimates.

The fair value and weighted average estimated useful life of identifiable intangible assets are estimated as follows:

	Fair value	Weighted- average estimated useful life	Annual amortization
	(in $ millions)	(in years)	(in $ millions)
Product rights	28,489	12	2,355
Software	53	5	11
IPR&D	2,331	Not amortized	-
Total acquired identifiable intangible assets	30,873		2,366
Less: Alexion’s historical net book value of intangible assets	4,027
Adjustment to intangible assets, net	26,846

Based on the estimated respective fair values of identified intangible assets and the weighted average estimated useful lives, an adjustment to amortization expense of $2,112 million has been included in the Pro Forma Income Statement for the year ended December 31, 2020, being the annual amortization charge above less $254 million amortization of purchased intangible assets expensed in the year. This has been pro rated for the three months ended March 31, 2021 and offset by the $54 million amortization expensed in the period. The related estimated net decrease to income tax expense for the Pro Forma Income Statement is $339 million and $86 million for the year ended December 31, 2020 and the three months ended March 31, 2021, respectively. This adjustment will recur for the life of the underlying assets.

(vii)	The fair value of Alexion’s inventory, which includes raw materials, work in progress and finished goods, is estimated to be $4,705 million, which represents an uplift of $3,793 million on the book value of $912 million. The fair value adjustment relates only to work in progress and finished goods.

In addition, PPQ inventory (which comprises inventory produced during the validation process) carried at a book value of $148 million is included within “PPE” and “other receivables.” The fair value of this inventory was estimated to be $772 million, being an uplift on book value of $624 million allocated as $567 million to “PPE” and $57 million to “other receivables.”

The inventory was valued at estimated selling price less the estimated costs to be incurred to complete (in the case of work in progress) and sell the inventory, the associated margins on these activities and holding costs. However, the fair valuation was based on certain assumptions and limited information and therefore the final amounts may differ materially from these estimates. The step-up in the fair value of inventory is expected to increase cost of goods sold in the twelve months ended December 31, 2020 by $2,976 million and by $607 million in the three months ended March 31, 2021, as the inventory is sold. The related estimated net decrease to income tax expense for the Pro Forma Income Statement is $687 million for the twelve months ended December 31, 2020 and $140 million for the three months ended March 31, 2021.

(viii)	The estimated fair value of the net deferred tax liability is $4,877 million, which represents an adjustment of $5,398 million. This adjustment comprises $4,360 million in relation to the fair value uplift on intangible assets, $1,023million in relation to the fair value uplift on inventory and $20 million in relation to the fair value uplift on PPE, offset by a $5 million deferred tax asset in relation to the fair value uplift on contingent liabilities. The estimated net deferred tax liability is based on assumptions and limited information, and therefore the final amounts may differ materially from these estimates.

(ix)	The estimated fair value of contingent liabilities is $70 million, relating to various claims and disputes in each case where there is a possible, but not probable, future financial exposure. The estimated fair value is based on preliminary assumptions and limited information, and therefore the final amounts may differ materially from these estimates. This amount has been added to other payables.

Note 4. Financing

A $17.5 billion credit facility has been entered into by members of the AstraZeneca Group with a syndicate of banks to provide financing certainty for the transaction. The credit facility consists of four credit facilities:

(1) a $12.5 billion bridge facility, which we refer to as the “Bridge Facility,” which terminates on the date falling 12 months after the earlier of (i) the date of closing of the transaction and (ii) December 12, 2021, with up to two six-month extensions available at the discretion of AstraZeneca;

(2) a $2.0 billion term loan, which we refer to as “Facility A,” which terminates on the date falling two years after the earlier of (i) the date of closing of the transaction and (ii) December 24, 2021;

(3) a $2.0 billion term loan, which we refer to as “Facility B,” which terminates on the date falling three years after the earlier of (i) the date of closing of the transaction and (ii) December 24, 2021; and

(4) a $1.0 billion revolving facility, which we refer to as the “Revolving Facility,” which terminates on the date falling 12 months after the earlier of (i) the date of closing of the transaction and (ii) December 24, 2021, subject to AstraZeneca’s right (at its option) to extend the term of the Revolving Facility for an additional period of 364 days.

Together, Facility A, Facility B and the Revolving Facility are referred to as the Take-Out Facilities.

The proceeds of the Bridge Facility, Facility A and Facility B are to be used to finance or refinance the amounts payable under the merger agreement, any financial indebtedness of Alexion or its subsidiaries (in connection with the planned transaction, Alexion evaluated the terms of its credit agreement and determined that the agreement could require acceleration of payments upon a change of control) and any other fees, commissions, costs and expenses in relation to the transaction. Facility A and Facility B may also be used to finance or refinance amounts payable under the Bridge Facility.

The proceeds of the Revolving Facility are to be used towards the general corporate purposes of AstraZeneca. It is assumed that this new revolving credit facility will not be drawn on with respect to the transaction and accordingly this facility has been excluded from the debt financing adjustments below.

AstraZeneca expects to replace some or all of the Bridge Facility prior to the completion of the transaction with longer term financing. There can be no assurance that the permanent financing will be obtained prior to the completion of the transaction, and the terms of expected permanent financing are uncertain at this time.

Current and non-current interest bearing loans and borrowings have been adjusted as follows based on the sources of funding described above:

(in $ millions)	Financing adjustments
Proceeds from the Bridge Facility	12,500
Proceeds from Facility A	2,000
Proceeds from Facility B	2,000
Total sources of funding	16,500
Debt issuance costs	(30	)(i)
Total sources of funding, net of debt issuance costs	16,470
Repayment of outstanding Alexion term loan facility	(2,351)
Elimination of historical Alexion unamortized debt issuance costs	19	(iv)
Net change in debt	14,138
Presented as:
Current portion of debt adjustment	12,350	(ii)
Non-current portion of debt adjustment	1,788	(iii)

(i)	In relation to the Bridge Facility, Facility A and Facility B, total debt issuance costs amount to $23 million, $3 million and $4 million, respectively of which $20 million were paid on signing the facilities. These were included within Trade and other receivables in the balance sheet at March 31, 2021 and will be capitalized within debt on closing.

(ii)	The current portion of the debt adjustment is comprised of the proceeds from the Bridge Facility, net of debt issuance costs, and the current portion of the Alexion debt which was $127 million at March 31, 2021.

(iii)	The non-current portion of the debt adjustment is comprised of the proceeds of Facility A and Facility B, net of debt issuance costs, and the non-current portion of the Alexion debt which was $2,205 million at March 31, 2021.

(iv)	Alexion’s current and non-current unamortized debt issuance costs at March 31, 2021 were $4 million and $15 million respectively.

The transaction facilities have a floating rate of interest which is initially based on an interest rate calculated as the aggregate of the applicable margin and LIBOR. As a result of certain LIBOR rates and tenors being discontinued as of December 31, 2021, the transaction facilities each include a rate switch mechanic such that after a rate switch date (to be determined), interest will no longer be calculated with reference to LIBOR and will instead be calculated as the aggregate of the applicable margin, SOFR and credit adjustment spread. The rate switch date will be the earlier of a date selected by AstraZeneca and the occurrence of one of certain external events, including LIBOR rates ceasing to be published or ceasing to be representative of the underlying market or economic reality.

For the Bridge Facility, the initial margin is 0.30% per annum, which increases 0.10% every three months until December 12, 2021, after which it increases 0.15% every three months until December 12, 2022 and 0.10% every three months thereafter.

For the Take-Out Facilities, the initial margins are, per annum, 0.55% for Facility A and 0.65% for Facility B. The margin rates thereafter will vary depending on the AstraZeneca’s S&P/Moody’s long-term credit ratings.

			Finance expense
(in $ millions)	Average principal	Interest rate	Year ended December 31, 2020	Three months ended March 31, 2021
Bridge Facility	12,500	0.45 - 0.90	74	29
Facility A	2,000	0.70	14	3
Facility B	2,000	0.80	16	4
Elimination of interest on Alexion’s term loan facility			(49)	(9)
Debt issuance cost amortization:
Bridge Facility			23	6
Facility A			1	-
Facility B			1	-
Elimination of debt issuance cost amortization on Alexion’s term loan facility			(5)	(1)
Total finance expense adjustment			75 (v)	32 (v)

(v)	As of May 19, 2021, AstraZeneca’s long term credit rating was BBB+ and A3 with Standard & Poor’s Ratings Services and Moody’s Investors Service, respectively. For the purpose of the finance expense calculation, AstraZeneca has assumed an interest rate based on the opening margin within the applicable margin matrix for each facility for an average credit rating of BBB+ / A3 with increases at each period specified in the facility agreement. AstraZeneca has also considered the variability of the applicable margin based on AstraZeneca’s credit rating in accordance with each applicable margin matrix, which each include a maximum rating of “A+ / A1 or above” to a minimum rating of “BBB- / Baa3 or below.” A change in the credit rating to BBB- / Baa3 or lower (or no rating) from BBB+ / A3 would increase the finance expense for the Pro Forma Income Statement by approximately $10 million in the year ended December 31, 2020 and $3 million in the three months ended March 31, 2021. A change in the credit rating of AstraZeneca to A+ / A1 or above from BBB+ / A3 would decrease the finance expense for the Pro Forma Income Statement by approximately $6 and $1 million in the year ended December 31, 2020 and the three months ended March 31, 2021, respectively.

For the purposes of calculating the above finance expense, a three-month U.S. dollar LIBOR rate of 0.14925% as of May 19, 2021, has been assumed, which may differ from the rates in place when actually utilizing the facilities. A hypothetical change in interest rates of 0.125% would increase or decrease total finance expense for the Pro Forma Income Statement by approximately $20 million in the year ended December 31, 2020 and $5 million in the three months ended March 31, 2021.

In addition to incremental interest charges, AstraZeneca has also recorded a pro forma adjustment for debt issuance cost amortization for each facility, which will be deferred and amortized over the duration of the borrowings.

The related estimated net decrease to income tax expense for the Pro Forma Income Statement is $12 million and $6 million in the year ended December 31, 2020 and the three months ended March 31, 2021, respectively.

Note 5. Other transaction accounting adjustments

(i)	It has been estimated that total transaction and related costs of $244 million will be incurred collectively by AstraZeneca and Alexion in connection with the transaction, which include advisory, legal, valuation and other professional fees. AstraZeneca and Alexion incurred $24 million and $2 million of transaction and related costs, respectively, in the year ended December 31, 2020 and $20 million and $8 million of transaction and related costs in the three months ended March 31, 2021, respectively. As a result, an adjustment of $218 million has been presented in the Pro Forma Income Statement for the year ended December 31, 2020, within selling, general and administrative expenses. The transaction and related costs expensed in the three months ended March 31, 2021 have been reversed and included in the selling, general and administrative fees in the year ended December 31, 2020. These one-off costs will not have a continuing impact on the results of the combined company.

(ii)	Total estimated transaction and related costs in conjunction with the transaction of $244 million are attributable as follows: AstraZeneca $144 million and Alexion $100 million. As at March 31, 2021, AstraZeneca had charged $44 million, and therefore an adjustment of $100 million has been presented in the Pro Forma Balance Sheet as at March 31, 2021 as a reduction to cash and cash equivalents and a corresponding reduction to retained earnings to represent the estimated future charge. Alexion had charged $10 million, and therefore an adjustment of $90 million has been presented in the Pro Forma Balance Sheet as at March 31, 2021 as a reduction to cash and cash equivalents and a corresponding increase to goodwill as these transaction costs will reduce Alexion’s retained earnings prior to the consummation of the transaction.

(iii)	Alexion and AstraZeneca have negotiated the terms of a retention/transaction bonus plan whereby up to $50 million may be used for retention bonus awards to employees at the level of Vice President or below and up to $40 million may be used for transaction bonus awards to employees. These bonuses will vest and be payable 6 months after the consummation of the transaction, or earlier upon certain termination of employment or if agreed by the parties. An adjustment of $90 million is reflected in selling, general and administrative costs in the income statement for the year ended December 31, 2020, with a corresponding tax impact of $21 million. These one-off costs will not have a continuing impact on the results of the combined company.

(iv)	Upon closing of the transaction, each share of Alexion common stock that is outstanding and unexercised will be cancelled in consideration for the right to receive a quotient of merger consideration without interest and less withholding taxes. This quotient is based on (a) the excess, if any, of the value of the merger consideration over the exercise price per share of Alexion common stock subject to such an Alexion Stock Option, multiplied by (b) the number of shares of Alexion common stock subject to such an Alexion Stock Option immediately prior to completion, divided by (c) the merger consideration.

Upon closing of the transaction, each Alexion RSU held by non-employee directors shall be cancelled in consideration for the right to receive the merger consideration in respect of each share of Alexion common stock subject to an Alexion RSU award without interest and less withholding taxes subject to this not resulting in a penalty of Section 409A of the Code in which case this shall be treated as an RSU award held by an employee.

Upon closing of the transaction, each Alexion RSU Award held by employees shall be converted into an AstraZeneca RSU that settles in a number of AstraZeneca ADSs equal to the number of shares of Alexion common stock underlying the Alexion RSU award multiplied by the share exchange ratio, rounded up to the nearest whole number of shares. Each award shall continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion RSU award immediately prior to completion (including any terms and conditions related to accelerated vesting on a termination of the holders employment in connection with or following the merger).

Upon closing of the transaction, each Alexion Performance-Based RSU (“Alexion PSU”) Award held by employees that vests upon the achievement of performance goals shall be converted into an AstraZeneca RSU that settles in a number of AstraZeneca ADSs equal to the number of Alexion common stock underlying the Alexion PSU award (deemed by the applicable performance goals to be achieved at the greater of the target level and the level of achievement immediately prior to completion, subject to a limit of 175% for the target Alexion PSU awards granted in 2019 and a limit of 150% for the target Alexion PSU awards granted in 2020)  multiplied by the share exchange ratio, rounded up to the nearest whole number of shares. Each award shall continue to have, and shall be subject to, the same terms and conditions as applied in the corresponding Alexion PSU award (other than performance-based vesting conditions) immediately prior to completion (including any terms and conditions related to accelerated vesting on a termination of the holder’s employment in connection with or following the consummation of the transaction).

The portion of the awards that has been included as part of the consideration has been determined by multiplying the fair value of the award as at March 31, 2021, by the portion of the requisite service period that elapsed prior to the proposed acquisition divided by the total service period.

The estimated portion of the award attributable to post-combination services resulted in additional compensation expense of $64 million in the Pro Forma Income Statement (employee benefit costs of $3 million, $17 million and $44 million charged to costs of sales, research and development expense and selling, general and administrative costs, respectively) for the year ended December 31, 2020.

The estimated portion of the award attributable to post-combination services resulted in additional compensation expense of $17 million in the Pro Forma Income Statement (employee benefit costs of $1 million, $4 million and $12 million charged to costs of sales, research and development expense and selling, general and administrative costs, respectively) for the three months ended March 31, 2021.

This adjustment will not have a continuing impact on the combined company once the post-combination service period has elapsed.

Note 6. Earnings per share

The weighted average number of AstraZeneca ordinary shares used in computing basic earnings per share has been calculated using the weighted average number of AstraZeneca ordinary shares issued and outstanding during the period and the number of shares of Alexion common stock issued and outstanding as at the period end, giving effect to the exchange ratio established in the merger agreement. For the year ended December 31, 2020, the AstraZeneca pro forma basic earnings per share was calculated using 1,546 million weighted average shares, which reflects the 1,312 million weighted average of AstraZeneca ordinary shares issued and outstanding for the period and the 220 million weighted average of Alexion common stock outstanding at December 31, 2020, converted to 234 million shares per the merger agreement. For the three months ended March 31, 2021, the AstraZeneca pro forma basic earnings per share was calculated using 1,546 million weighted average shares, which reflects the 1,312 million weighted average of AstraZeneca ordinary shares issued and outstanding for the period and the 220 million weighted average of Alexion common stock outstanding at March 31, 2021, converted to 234 million shares per the merger agreement.

For the year ended December 31, 2020, the 1,555 million weighted average number of AstraZeneca ordinary shares used in computing diluted earnings per share has been calculated using the 1,546 million basic average number of AstraZeneca ordinary shares as per the paragraph above, adjusted for the dilutive impact of 1 million relevant to AstraZeneca, and 5 million relevant to Alexion RSUs converted to 8 million shares per the exchange ratio set out in the merger agreement. For the three months ended March 31, 2021, the 1,561 million weighted average number of AstraZeneca ordinary shares used in computing diluted earnings per share has been calculated using the 1,546 million basic average number of AstraZeneca ordinary shares as per the paragraph above, adjusted for the dilutive impact of 7 million relevant to AstraZeneca, and 5 million relevant to Alexion RSUs converted to 8 million shares per the exchange ratio set out in the merger agreement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASTRAZENECA PLC

Date: May 24, 2021	By:	/s/ Jonathan Slade
Name: Jonathan Slade
Title: Group Treasurer